WEX Inc.
97 Darling Avenue
South Portland, ME 04106

June 10, 2016
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Craig D. Wilson

Re:     WEX, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed April 27, 2016
File No. 001-32426

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from Craig D. Wilson, Sr. Asst. Chief Accountant, of the Staff of the Securities and Exchange Commission to WEX Inc. (“WEX” or the “Company”), dated May 26, 2016.
All responses set forth below are keyed to the numbering of the comments and to the headings used in Mr. Wilson’s letter. The Staff’s comments are in bold italics and our responses and supplemental information are in plain type.
Form 10-K for the fiscal year ended December 31, 2015

Consolidated Statements of Income, page 62

1.
We note you earn revenue by assessing monthly finance fees on accounts with overdue balances. Please tell us your consideration of separately presenting interest income pursuant to Rule 5-03.7 and Rule 9-04 of Regulation S-X. In this regard, your MD&A should include quantified information on your other types of financing fees revenue, to the extent material. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

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WEX Inc.
97 Darling Avenue
South Portland, ME 04106

The Company has considered Rule 5-03.7 of Regulation S-X and has determined that the items identified are not applicable to the Company as related to our trade receivables. The Company issues its customers “charge cards” (rather than a “credit card”) in order to facilitate the purchase of specific goods and services. According to the Federal Register 12 CFR Section 226, a “charge card” is a product where no periodic rate is used to compute a finance charge, outstanding balances cannot be carried over from one billing cycle to the next, and are payable in full when a periodic statement is received. Such charges simply accumulate to the Company’s customers’ accounts and are payable in full when the statement is received. The Company does not allow balances to carry from one billing cycle to the next as would be common with a credit card with revolving credit terms. The receivables from its customers are therefore direct trade receivables that are provided standard trade receivable terms. There is no “credit card” element in these receivables.

In general, our customer trade receivables provide for payment terms of 30 days or less. Receivables not paid within the terms of the customer agreement are generally subject to finance fees based upon the outstanding customer receivable balance. The Company does charge a small amount of interest on certain receivables that are created when the Company does issue products other than charge cards, but the total amount of interest income associated with all of our receivables is immaterial and less than half of one percent of total revenue.

The Company does earn dividends and interest on its available for sale securities, which is included in other revenue. The total of these dividends and interest were less than $0.2 million for the year ended December 31, 2015. The Company does not consider these amounts to be material to its operations.

With regard to your comment relating to Rule 9-04 of Regulation S-X, the Company notes that it is not a Bank Holding Company; therefore, it does not present financial disclosures under Rule 9-04 of Regulation S-X.

With regard to the Company’s MD&A, the Company will include quantified information, to the extent material, as indicated in Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350 in future filings.

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WEX Inc.
97 Darling Avenue
South Portland, ME 04106

Notes to Consolidated Financial Statements

Note 5 – Accounts Receivable and Reserves for Credit Losses, page 78

2.	We note from your disclosure on page 72 that you earn finance fees on accounts with overdue balances and occasionally these fees are waived. Please respond to the following:

•
Tell us and revise your future filings to disclose your accounting policy for assessing whether or not a borrower is experiencing financial difficulty, and in turn, whether you grant concessions to borrowers experiencing financial difficulties that would be accounted for as Troubled Debt Restructurings (“TDRs”). Refer to ASC 310-40-15-5 through 15-12.

•	Revise your future filings to disclose your TDRs in conformity with the guidance found at ASC 310-10-50-33 through 50-34 and illustrated at 55-12.

As discussed in our response to question 1 above, we consider our receivables to be customer trade receivables, not loan receivables. When preparing our financial statements, the Company reviewed ASC 310-40-15 and determined that a debtor’s failure to pay trade account receivables according to their terms are excluded from Troubled Debt Restructuring disclosures, as indicated under ASC 310-40-15-11.

The Company does have other types of receivables that are considered immaterial to the overall financial results, as described in our response to question 1 above. The Company will continue to monitor its accounts to determine if there are any Troubled Debt Restructurings that would require disclosure.

Note 17 – Non-Controlling Interest, page 99

3.
Please tell us what caused the purchase price paid to be in excess of the redemption value of the non-controlling interest in UNIK, how the redemption value was determined and the specific guidance you considered for recording that excess amount in additional paid- in capital. We refer you to ASC 480-10-S99-3A.

Per the terms of the original purchase agreement, the put rights held by the non-controlling shareholders required the achievement of certain milestones to be met before the put could be exercised by the sellers, including the achievement of a minimum annual EBITDA. Since

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WEX Inc.
97 Darling Avenue
South Portland, ME 04106

acquisition, the UNIK subsidiary consistently generated operating losses (including a loss in 2014). As such, prior to the third quarter of 2015 the Company had determined that it was not probable that the non-controlling interest would become redeemable and that the fair value would not have exceeded the carrying value, and therefore no accretion to redemption value had been recorded through the second quarter of 2015. However, UNIK experienced significant growth during 2015 with the introduction of a new line of business as well as significant operational changes, and in the third quarter of 2015 the Company updated its forecasts, and determined that it was then probable that the non-controlling interest would become redeemable during 2016.
The redemption value was determined using the updated forecasted EBITDA and the formula stipulated in the original purchase agreement. The Company increased the carrying value of the redeemable non-controlling interest to the redemption value in accordance with ASC 480-10-S99-3A paragraph 15b, where the carrying value is adjusted immediately to reflect the expected redemption value during each reporting period. As such, the carrying value was adjusted to the redemption value immediately preceding the exercise of the call. In posting this adjustment the Company considered the impact of the redemption feature in the calculation of income available to common stockholders of the parent (which is the control number for earnings per share purposes) and therefore recorded the adjustment to retained earnings in accordance with ASC 480-10-S99-3A paragraph 22.
The Company then re-negotiated a mutually agreeable fair value that was used as the call price with the sellers during the third quarter of 2015.  This was done in order to avoid the extended delay in waiting for the next date that the Company could call the shares from the seller. The purchase price paid was in excess of the redemption value due to the fact the redemption value was calculated using the terms of the original put provision, whereas the purchase price was based on the newly negotiated call provision.
Under the applicable guidance, ASC 810-10-55-45, a change in ownership that does not result in a change of control is considered an equity transaction. Consistent with the example noted in ASC 810-10-55-4F, the Company recorded the excess amount of purchase price over the carrying value of the non-controlling interest to additional paid-in capital.
Note 20 – Cash and Dividend Restrictions, page 102

4.
We note from your disclosure on page 50 that WEX Bank must maintain minimum financial ratios, including risk-based asset and capital requirements. We also note from WEX Bank’s most recent Call Report filed with its regulator that WEX Bank reports both common equity tier 1 capital and risk weighted assets. Please revise your

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WEX Inc.
97 Darling Avenue
South Portland, ME 04106

future filings to disclose the regulatory capital requirements of WEX Bank. Refer to ASC 942-505-50-1 through 50-1F.

In future filings the Company will include the ASC 942-505-50 disclosure requirements as disclosed in WEX Bank’s Call Report.

Form 8-K filed April 27, 2016

Exhibits 99.1 and 99.2

5.
You provided revenue as adjusted based on the average retail price of fuel for the same period in the prior year for the portion of your business that earns revenue based on a percentage of fuel spend and revenue as adjusted to the comparable margin from the prior year for the portions of your business that earn revenue based on margin spreads. You provided ANI Adjusted for FX and PPG noting that realized gains or losses on fuel price related hedges were removed from both current and the same period in the prior year.

Please tell us why you consider such adjustments are appropriate in view of Item 100(b)of Regulation G.

The following paragraph was included in Exhibit 1 as an explanation on why the Company determined that the adjustment is appropriate:

“Although FX and PPG adjusted net income is not calculated in accordance with GAAP, this measure is integral to the Company's reporting and planning processes. The Company considers this measure integral because it eliminates the volatility associated with foreign exchange rates and fuel price. Specifically, in addition to evaluating the Company's performance on an ANI basis, management evaluates the Company's performance on an FX and PPG adjusted ANI basis as management considers this an important measure of operational performance.”

In addition to the foregoing explanation, the Company has always reviewed its operational performance on a fixed fuel price basis. In addition to considering the Company’s past results on a fixed fuel price basis, the Company sets its operating budget, strategic plan and compensation plans on a fixed fuel price basis. Prior to 2016, the Company entered into fuel price derivatives to mitigate the impact of fuel price volatility on the Company’s earnings. The

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WEX Inc.
97 Darling Avenue
South Portland, ME 04106

significant volatility of fuel prices, which are outside the Company’s control, can mask the underlying performance of the operations of the Company.

Similar to fuel prices, foreign exchange rates are subject to volatility and mask the underlying performance of operations. The Company also sets its operating budget and strategic plan on a fixed FX basis. Additionally, the compensation plans are also adjusted for FX impacts that are outside of certain thresholds. Beginning in 2014, foreign exchange rates entered into a period of increasing instability causing fluctuations in reported results that were not indicative of the underlying operational performance. In 2015, the Company decided to curtail its foreign currency hedge program as it requires significant management oversight and does not enhance core operational areas.

In response to inquiries from investors, the Company has provided clear disclosure of the underlying operational performance by excluding the impact of foreign exchange rates and fuel prices. By excluding the effects of these items and providing that information as supplemental disclosure to its results as reported in GAAP, the Company provides an understanding of operational trends that reflect the underlying business which aids the investors in their analysis.

Going forward, we will provide additional explanation of the rationale for the Company’s exclusion of the impact of fuel prices through the use of results on a net FX and PPG adjusted basis.

6.
You provided “Adjusted net income attributable to WEX Inc., with net FX and PPG/hedge adjustments per share: Diluted”. Please revise future filings to provide reconciliation with the most directly comparable GAAP measure. We refer you to Item100(a) of Regulation G. Also tell us whether you considered this as a performance or liquidity measure.

In future filings the Company will provide reconciliation to GAAP earnings per share: Diluted. The Company considers adjusted net income attributable to WEX Inc., with net FX and PPG/hedge adjustments per share: Diluted as a performance measure. Based on their nature, the adjustments made to arrive at this measure are intended to remove volatility from the Company’s operations to illustrate performance, but do not, and are not, intended to serve a liquidity purpose by providing a measure of cash generated per share.
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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WEX Inc.
97 Darling Avenue
South Portland, ME 04106

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information please do not hesitate to contact the undersigned at 207-523-6092. Thank you.
Sincerely,
/s/ Roberto Simon

Roberto Simon
Chief Financial Officer

cc: Jonathan Wolfman, WilmerHale
Douglas Fici, Deloitte & Touche LLP
Hilary A. Rapkin, WEX Inc.

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